Exhibit 99.1

April 2, 2026

TO:	All Securities Commissions of Canada Toronto Stock Exchange

Re: Notice of Meeting and Record Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:	Fortuna Mining Corp.
Meeting Date:	Thursday, June 25, 2026
Record Date for Notice and Voting:	Friday, May 1, 2026
Beneficial Ownership Determination Date:	Friday, May 1, 2026
Security Description:	Common Shares
CUSIP:	349942 10 2
ISIN:	CA3499421020
Meeting Type:	Annual
Issuer Sending Material via Notice-and-Access:	Yes
Issuer Sending Material Directly to NOBOs:	No
Issuer Paying to Send Material to OBOs:	Yes

FORTUNA MINING CORP.

Per:	Sally Whittall, Corporate Secretary